LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

November 23, 2015

BY EDGAR AND FEDERAL EXPRESS

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance – Mail Stop 4631
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL 17, LLC Registration Statement on Form S-1 Filed May 4, 2015 File No. 333-203841

Dear Ms. Long:

    With the overnight delivery hard copy of this letter, we are forwarding to the Staff an updated version of the sales brochure previously filed as an item of supplemental sales materials intended to be used in connection with the above-referenced offering.  The sales brochure is intended to be delivered to prospective investors only when accompanied or preceded by the current prospectus.

    Please contact me with any comments you may have concerning the proposed sales brochure, or with any other questions you may have concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Sherry Haywood, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission

Mr. Dean L. Cash
Mr. Jim Ryan
Vasco Morais, Esq.